Filed by Keryx Biopharmaceuticals, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporation:

Keryx Biopharmaceuticals, Inc.

Commission File No.: 000-30929

The following is an email sent by Keryx Biopharmaceuticals, Inc.’s Interim Chief Executive Officer to Keryx’s employees:

I’m writing with some exciting news about the future of our company. This morning Keryx and Akebia Therapeutics, Inc. (Akebia) publicly announced an agreement to merge our companies, creating a fully integrated company focused on the development and commercialization of therapeutics for patients with kidney disease. Akebia is a Cambridge-based company and its Phase 3 investigational product candidate, vadadustat, is being studied in patients with anemia due to chronic kidney disease (CKD). Our joint press release is attached.

I would like to take this opportunity to share the strategic rationale for the combination and the opportunities I believe it will create for our organization going forward.

Together, Keryx and Akebia will be a fully integrated therapeutic leader with the development, manufacturing, and commercial expertise to grow our combined organization. We believe that the combination of our two companies will create new opportunities for employees and deliver novel innovations to the kidney community.

•	First, this is a merger of equals bringing together two highly complementary teams and capabilities. Keryx’s people, skills, and talent will become a critical component of the new company’s growth and success.

•	Second, this merger will create a leading renal company by bringing together Auryxia and Akebia’s drug candidates, the most advanced of which is vadadustat. Vadadustat is an oral hypoxia-inducible factor (HIF) stabilizer in Phase 3 development with global clinical trials in non-dialysis dependent CKD (PROTECT) and dialysis dependent-CKD (INNOVATE). The companies believe that Auryxia and vadadustat, if approved by the FDA, have the potential to deliver an all-oral treatment approach for patients with anemia due to CKD.

•	Third, our combined organization will have the infrastructure to commercialize and launch vadadustat subject to FDA approval. Akebia does not have a commercial product, so they will benefit from our infrastructure including, but not limited to, Keryx’s experienced manufacturing organization and strong commercial and medical affairs teams who have built relationships, awareness, and familiarity in the nephrology community.

•	Fourth, we anticipate the transaction will unlock value for Auryxia. We believe that combining our two companies will create a stronger financial profile with flexibility to continue to invest in Auryxia as well as identify, develop, and commercialize new therapeutic options for the needs of people living with kidney disease.

Following close of the transaction, Akebia’s president and chief executive officer, John P. Butler, will lead the combined organization, together with Jason A. Amello as Chief Financial Officer. Scott and I have been a large part of this process and are fully supportive of the transaction and played a part in the decision making about the management team of the new organization. John, as you may know, has significant experience commercializing products for the renal market and has deep respect for Keryx’s position in the marketplace. The combined organization will retain the Akebia name.

We expect the transaction to close by the end of 2018, subject to customary closing conditions, including approval by the shareholders of each company. I will continue to lead our organization through this transitional period and until our prospective merger closes, it will be business as usual. It is imperative that we all remain focused on delivering our 2018 goals. As I have said in the past, I am a true believer in putting patients first, and I ask that you continue serving our stakeholders and the renal community with excellence, as I know you do every day. The entire leadership team is committed to keeping you informed as we move forward.

I am hosting a field call at 11:00 a.m. ET and a town hall for Boston-based employees at noon today ET, both of which will include Akebia’s CEO John Butler, to discuss today’s merger announcement and answer any of your questions. If you have any immediate concerns, please don’t hesitate to reach out to your manager.

Thanks to the talent and work of all of you, Keryx today is a strong company in the renal industry, and together with Akebia, we will become an even stronger leader in serving the kidney health community. This new, transformational phase in our journey will be an exciting one, and I thank you for your continued support.

Regards,

Jodie

Important Information

About Akebia

Akebia Therapeutics, Inc. is a biopharmaceutical company headquartered in Cambridge, Massachusetts, focused on delivering innovative therapies to patients with kidney disease through hypoxia-inducible factor biology. For more information, please visit our website at www.akebia.com, which does not form a part of this release.

About Keryx

Keryx Biopharmaceuticals, Inc., headquartered in Boston, Massachusetts, is focused on the development and commercialization of innovative medicines that provide unique and meaningful advantages to people with kidney disease. The Keryx team works with passion to advance the care of people with this complex disease. This dedication has resulted in two FDA-approved indications for Keryx’s first medicine, Auryxia (ferric citrate) tablets. For more information about Keryx, please visit www.keryx.com.

Additional Information and Where to Find It

In connection with the proposed merger, Akebia and Keryx plan to file with the SEC and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus regarding the proposed transaction. BEFORE MAKING ANY VOTING DECISION, AKEBIA’S AND KERYX’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF AKEBIA AND KERYX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Akebia and Keryx, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Akebia and Keryx make available free of charge at www.akebia.com and www.keryx.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Akebia, Keryx and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Akebia and Keryx in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Akebia’s directors and officers in Akebia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 12, 2018 and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018. Security holders may obtain information regarding the names, affiliations and interests of Keryx’s directors and officers in Keryx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and the Amendment No. 1 on Form 10-K/A, which was filed with the SEC on April 30, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 31, 2018. To the extent the holdings of Akebia securities by Akebia’s directors and executive officers or the holdings of Keryx securities by Keryx’s directors and executive officers have changed since the amounts set forth in Akebia’s or Keryx’s respective proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Akebia’s website at www.akebia.com and Keryx’s website at www.keryx.com.

Forward-Looking Statements

These materials contain forward-looking statements within the meaning of federal securities laws. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “predict,” “potential” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Akebia’s and Keryx’s plans, estimates or expectations could include, but are not limited to: (i) Akebia or Keryx may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Akebia or Keryx to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Akebia or Keryx does business, or on Akebia’s or Keryx’s operating results and business generally; (v) Akebia’s or Keryx’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the risk of litigation, including the occurrence and outcome of any legal proceedings related to the merger; (vii) Akebia or Keryx may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) the risk that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger or that certain contractual restrictions contained in the merger agreement during the pendency of the proposed merger adversely affects Akebia’s or Keryx’s ability to pursue business opportunities or strategic transactions; (x) the risk that Akebia or Keryx may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; and (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Akebia and Keryx are set forth in their respective filings with the SEC, including each of Akebia’s and Keryx’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Akebia’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 under the heading “Risk Factors” and Item 1A of Keryx’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in Akebia’s most recent Quarterly Report on Form 10-Q and Keryx’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Akebia and Keryx and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Akebia and Keryx file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Akebia and Keryx assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.